UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 3, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 September 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Media Announcement dated 27 September 2022 entitled ‘ACTION PLAN AGREED FOR UNIVERSAL SMARTPHONE ACCESS’.

RNS Number : 8333X

Vodafone Group Plc

01 September 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 August 2022:

Vodafone's issued share capital consists of 27,812,328,143 ordinary shares of US$0.20 20/21 of which 1,005,835,135 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,812,328,143. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 7092A

Vodafone Group Plc

27 September 2022

27 September 2022

ACTION PLAN AGREED FOR UNIVERSAL SMARTPHONE ACCESS

UNGA, New York: The ITU/UNESCO Broadband Commission for Sustainable Development has ratified the first multi-stakeholder study aimed at creating practical tools and actions that could enable nearly 3 billion more people to access and use the internet through a smartphone by 2030.

Around a third of the global population still cannot or do not access the internet1. The adoption gap for mobile internet -  which arises when individuals do not use the internet even when there is mobile network coverage in an area -  is now over seven times larger than the coverage gap globally and is even larger in South Asia, sub-Saharan Africa and the Middle East and North Africa2.

A Broadband Commission Working Group on Smartphone Access was co-chaired by Nick Read, CEO of Vodafone Group, Houlin Zhao, Secretary General of the ITU and Heidi Schroderus-Fox/ Rabab Fatima, UN High Representatives for the Least Developed Countries, Landlocked Developing Countries and Small Island Developing States (UN-OHRLLS). The Working Group also included representatives from the governments of Benin and Ghana.

The report, 'Strategies Towards Universal Smartphone Access', found that limited affordability and availability of smartphones, along with low consumer confidence, in part due to a lack of basic digital skills, are limiting internet adoption.

The report, which took a year to research and write, identifies three interventions that will have the most immediate impact on smartphone adoption:

• increased use by telecom operators of flexible device financing models;

• reduced taxes and import duties; and

• improved distribution models to make smartphones more accessible to rural communities.

Alongside these measures the report recommends further investigation into the use of device subsidies and the re-use of pre-owned smartphones.

The Broadband Commission will create taskforces to complete a five point action plan resulting from its findings:

(i)	initiate win-win partnerships with players across the digital value chain;

(ii)	improve recycling regulation and develop quality standards for pre-owned smartphones;

(iii)	develop strategies for recycling of mid- and low-tier devices;

(iv)	explore the use of Universal Service Funds and other government subsidies; and

(v)	further explore the economic benefits of reducing tax and import duties on smartphones.

Nick Read, the CEO of Vodafone Group said: "Access to the internet, and smartphones, are critical enablers of jobs, education, healthcare, financial services and much more. We need focused partnerships between business, government and civil society to drive smartphone adoption, through the five actions we have identified, to ensure we enable the transformative benefits of internet adoption for billions of people."

Houlin Zhao, Secretary General of the ITU, said: "Thanks to the collaborative efforts of all members of the Working Group, this report moves the conversation forward by providing detailed case studies on initiatives implemented globally to address the challenges in providing affordable broadband and smartphone access. This report is just the first step. For the next phase, I would like to invite you to join us to implement the recommended initiatives and the five-point action plan to reduce the device gap for the underserved communities globally, as we move towards building a more inclusive, equitable and sustainable world."

Rabab Fatima, UN High Representative for the Least Developed Countries, Landlocked Developing Countries and Small Island Developing States (UN-OHRLLS), said: "Only 45% of adults in emerging economies currently own a smartphone, compared to 76% in advanced economies.3  Women are also significantly less likely than men to own a smartphone and use the mobile internet if they live in low and middle income countries. Smartphones are not just consumer goods: they are accelerators for learning, connection and economic activity. But with the cost of a smartphone exceeding 70% of the average monthly income of people living in low and middle income countries4, enabling access and use to the internet must now become a policy priority for the international community."

The Working Group also included representatives from: America Móvil; the government of Benin; the Food and Agriculture Organisation of the UN; the government of Ghana; the GSMA; the International Trade Centre; Intelsat; the International Science Technology and Innovation Centre for South-South Cooperation (ITC); Millicom; Smart Africa; ZTE; and the World Wide Web Foundation. The lead author of the report was Professor Christopher Yoo, John H. Chestnut Professor of Law, Communication, and Computer & Information Science at the University of Pennsylvania. The report included research from the GSMA, ITU and 19 structured expert interviews, as well as insights from focus groups of entrepreneurs convened by the ITC, and extensive desk research.

The strategies for smartphone adoption build upon the Partner2Connect Digital Coalition which was launched earlier this year by the ITU, in close cooperation with the Office of the Secretary-General's Envoy on Technology. Partner2Connect is a multistakeholder alliance to foster meaningful connectivity and digital transformation globally, with a focus on (but not limited to) the hardest- to-connect communities. The coalition has so far had 428 pledges with an estimated financial value of US$26.06billion (€26.04billion). Pioneer pledges include Vodafone, through its main African business Vodacom, which will invest US$190 million (€190 million) over the next five years to increase 4G population coverage to an additional 80 million people in Africa.

The full report is available at: https://www.broadbandcommission.org/download/5913/

- ends -

1.	ITU: Measuring digital development: Facts and Figures 2022 (forthcoming).
2.	GSMA: Accelerating affordable smartphone ownership in emerging markets.
3.	Pew Research Center: Smartphone ownership is growing rapidly around the world, but not always equally.
4.	A4AI: Affordability Report 2021.

For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 47 more.  As of 30 June 2022, we had over 300m mobile customers, more than 28m fixed broadband customers and 22m TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting around 160m devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350m tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities.  Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance.  We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 3, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary